UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________________________

FORM 11-K

__________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV INTERNATIONAL, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliv International, Inc.

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2019	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Steven D. Albright
Steven D. Albright, Chief Financial Officer
of Reliv International, Inc. and Plan Administrator

Financial Statements and Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Years Ended December 31, 2018 and 2017

Reliv International, Inc. 401(k) Plan

Financial Statements

And Supplemental Schedule

Years Ended December 31, 2018 and 2017

Report of Independent

Registered Public Accounting Firm

Plan Trustees and Plan Participants

Reliv International, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan’s auditor since 2009.

St. Louis, Missouri

June 28, 2019

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2018	2017
Assets
Cash	$20,199	$21,493

Investments, at fair value:
Mutual funds	8,250,630	9,480,650
Collective investment trust funds	1,055,955	1,152,429
Reliv International, Inc. common stock	181,480	231,541
Total investments	9,488,065	10,864,620

Receivables:
Participant notes receivable	85,327	92,820

Total assets	9,593,591	10,978,933

Liabilities
Excess contributions payable	8,156	3,031

Net assets available for benefits	$9,585,435	$10,975,902

See the accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2018	2017
Additions to net assets attributed to:
Contributions:
Company	$36,944	$34,859
Participant	392,621	430,571
Roll-over contributions	2,543	-
Total contributions	432,108	465,430

Deductions from net assets attributed to:
Withdrawals to participants	1,268,094	639,490
Administrative expenses	37,102	34,138
Total deductions	1,305,196	673,628

Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	(1,108,857)	1,051,371
Interest and dividends	591,478	492,756
Net investment income (loss)	(517,379)	1,544,127

Net increase (decrease) in net assets available for benefits	(1,390,467)	1,335,929
Net assets available for benefits:
Beginning of year	10,975,902	9,639,973
End of year	$9,585,435	$10,975,902

See the accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018

1. Description of the Plan

The following description of Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2016.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan’s asset custodian is Charles Schwab Bank.

Contributions

Each year participants may contribute from 1% to 50% of eligible compensation, as defined in the Plan agreement. The Plan provides for discretionary matching contributions. For the years ended December 31, 2018 and 2017, the Company contributed 10% of the first 15% of the participant’s eligible compensation contributed. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable Internal Revenue Service (IRS) limitations.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and various collective investment trusts. All investments are participant directed.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

Forfeitures arising from non-vested accounts at the time of termination are used to reduce future Company contributions to the Plan. Forfeited amounts available for future use were $3,188 and $962 at December 31, 2018 and 2017, respectively. Forfeitures of $-0- and $6,210 were used to offset Company contributions during the years ended December 31, 2018 and 2017, respectively.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution and allocations of Plan earnings and administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Notes Receivables

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans outstanding at December 31, 2018 mature between 2019 and 2035. The loans are secured by the balance in the participants’ accounts and bear interest at rates ranging from 4.25% to 8.25%, commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off their loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

Upon termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Company common stock.

Participants may also take in-service distributions upon reaching Normal Retirement Age or experiencing a qualifying financial hardship, as defined in the Plan agreement.

Partial Plan Termination

Management has determined that a partial plan termination occurred as a result of the sale of manufacturing operations to Nutracom, LLC on January 1, 2019. As part of this subsequent partial plan termination, the Company will be required to vest at 100% all voluntarily and involuntarily terminated participants as of January 1, 2019.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees, participant loan distribution initiation fees and record-keeping fees, which are charged to the applicable participants.

Participant Notes Receivable

Participant notes receivable are measured at the unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended. FASB ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab Bank, the Custodian. The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at net asset value (NAV) based on the closing price for the last business day of the year.

Target Date Funds: The Plan invests in collective investment trust funds in which the primary objective is to approximate the risk and return of a custom benchmark comprised of various industry published equity, fixed income, commodity, and inflation investment return indexes, as adjusted for target retirement dates associated with each particular fund. Accordingly, the funds may invest in a variety of asset classes, including, but not limited to, domestic and international equity, global real estate, commodities, intermediate-term bond, inflation-protected bond (U.S. TIPS) and cash equivalents.

Stable Value Fund: The Plan invests in the Federated Capital Preservation Fund (FCPF); a collective investment trust. The investment objective of FCPF is stability of principal and high current income.

The fair value of the Plan’s interest in the each of the Stable Value and Target Date Allocation funds is valued at NAV based on information reported by the issuer of the fund at year-end. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. Excess employee contributions of $8,156 relating to plan year 2018 were payable at December 31, 2018 and were paid in 2019. Excess employee contributions of $3,031 relating to plan year 2017 were payable at December 31, 2018 and were paid in 2018.

Payment of Benefits

Benefits are recorded when paid.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2018 and 2017:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2018:

Mutual funds	$8,250,630	$8,250,630	$-	$-
Collective investment trust funds (a)	1,055,955
Common stock--Reliv International, Inc.	181,480	181,480	-	-
	$9,488,065	$8,432,110	$-	$-

December 31, 2017:

Mutual funds	$9,480,650	$9,480,650	$-	$-
Collective investment trust funds (a)	1,152,429
Common stock--Reliv International, Inc.	231,541	231,541	-	-
	$10,864,620	$9,712,191	$-	$-

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There were no cash dividends related to the Reliv International, Inc. common stock for the years ended December 31, 2018 or 2017.

There have been no changes in the fair value methodologies used at December 31, 2018 or 2017.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Investments Measured Using Net Asset Value Per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2018 and 2017. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

			Redemption	Redemption
	Fair	Unfunded	frequency (if	notice
	Value	commitments	currently eligible)	period

December 31, 2018:

Federated Capital Preservation Fund	$820,493	n/a	Daily	12 months
Schwab Index Retirement TR Fund 2020	54,111	n/a	Daily	none
Schwab Index Retirement TR Fund 2025	18,976	n/a	Daily	none
Schwab Index Retirement TR Fund 2030	6,069	n/a	Daily	none
Schwab Index Retirement TR Fund 2035	114,043	n/a	Daily	none
Schwab Index Retirement TR Fund 2045	27,388	n/a	Daily	none
Schwab Index Retirement TR Fund 2050	11,800	n/a	Daily	none
Schwab Index Retirement TR Fund 2055	3,075	n/a	Daily	none

December 31, 2017:

Federated Capital Preservation Fund	$936,137	n/a	Daily	12 months
Schwab Index Retirement TR Fund 2020	67,832	n/a	Daily	none
Schwab Index Retirement TR Fund 2025	11,539	n/a	Daily	none
Schwab Index Retirement TR Fund 2035	93,157	n/a	Daily	none
Schwab Index Retirement TR Fund 2040	5,330	n/a	Daily	none
Schwab Index Retirement TR Fund 2045	30,342	n/a	Daily	none
Schwab Index Retirement TR Fund 2050	5,303	n/a	Daily	none
Schwab Index Retirement TR Fund 2055	2,789	n/a	Daily	none

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Company’s most recent Form 10-K included a disclosure that it has suffered recurring losses from operations and substantial doubt exists about the Company’s ability to continue as a going concern. The Plan has investments in Company stock. If the Company was not able to continue as a going concern, the devaluation of this investment could materially affect participants’ account balances.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the net assets available for benefits and contributions per the financial statements to the related Form 5500.

	December 31
	2018	2017

Net assets available for benefits per the financial statements	$9,585,435	$10,975,902
Excess contributions payable per the financial statements	8,156	3,031
Net assets available for benefits per the Form 5500	$9,593,591	$10,978,933

	Years Ended December 31
	2018	2017

Participant contributions per the financial statements	392,621	$430,571
Excess contributions	8,156	3,031
Participant contributions per the Form 5500	$400,777	$433,602

9. Related Party Transactions and Parties in interest Transactions

Certain Plan investments are units of collective investment trusts managed by Charles Schwab Investment Management. Charles Schwab Bank, an affiliate of Charles Schwab Investment Management, is the custodian of Plan assets and therefore, these transactions qualify as party in interest transactions. Investment management and shareholder servicing fees paid on these funds and all other funds to Charles Schwab are recorded as a reduction of net appreciation (depreciation) in fair value of investments, as they are paid through a revenue sharing arrangement, rather than a direct payment.

Certain Plan investments are shares of Reliv International, Inc. common stock. Reliv International, Inc. is the Plan Sponsor; therefore, these transactions are considered party in interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party in interest transactions.

These transactions qualify as exempt party in interest transactions.

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2018

Identity of Issuer	Description of Investment	Current Value
	Mutual Fund
T Rowe Price Blue Chip Growth	17,857 shares	$1,714,842
Black Rock Sm Cap Growth Equity Instl	31,074 shares	472,323
Dodge & Cox Income Fund	61,885 shares	820,598
Dodge & Cox Stock Fund	5,143 shares	888,832
Harbor International Growth Instl	42,138 shares	549,477
Voya Global Real Estate Cl I	24,717 shares	335,658
JP Morgan Mid Cap Value Instl SHS	10,875 shares	358,644
Prudential Jennison Mid Cap Growth Q	15,785 shares	405,354
Vanguard Inflation Protected SEC Admir	3,070 shares	75,144
Vanguard Life Strategy Mod Growth Fd I	21,399 shares	530,704
Vanguard Life Strategy Growth Fund I	5,277 shares	158,612
Vanguard Life Strategy Income Fund I	403 shares	5,995
Vanguard Life Strat. Cons Growth Fd I	245 shares	4,580
Vanguard Mid Cap Index Fund Admiral	228 shares	38,963
Vanguard Small Cap Index Admiral	575 shares	36,361
Vanguard Total Bond Mkt Index Admiral	22,801 shares	238,270
Vanguard Total Intl Stk Index Admiral	24,550 shares	622,838
Vanguard 500 Index Admiral	2,918 shares	675,354
Segall Bryant & Hamill Small Cap Val	39,124 shares	318,081

	Collective Investment Trust
Schwab Index Retirement TR Fund 2020*	2,583 units	54,111
Schwab Index Retirement TR Fund 2025*	843 units	18,976
Schwab Index Retirement TR Fund 2030*	258 units	6,069
Schwab Index Retirement TR Fund 2035*	4,606 units	114,043
Schwab Index Retirement TR Fund 2045*	1,058 units	27,388
Schwab Index Retirement TR Fund 2050*	457 units	11,800
Schwab Index Retirement TR Fund 2055*	209 units	3,075
Federated Capital Preservation Fund	82,049 units	820,493

Reliv International, Inc.*	42,802 shares, Company common stock	181,480
Various participants*	Participant loans, interest rates of 4.25% to 8.25%, maturing between 2019 and 2035	85,327
		$9,573,392

*Represents an allowable party-in-interest.

INDEX TO EXHIBIT

Exhibit No.	Description

23.     Consent of Independent Registered Public Accounting Firm